
November 27, 2023

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Limited
27 First Lok Yang Road
Singapore 629735

> **Re: SKK Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 17, 2023**
> **CIK No. 0001991261**

Dear Koon Kiat Sze:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS F-1 Submitted on November 17, 2023

Related Party Transactions, page 97

1.  We note your response to prior comment 1; however, you have not included the disclosure required by Item 7.B of Form 20-F in this section of the prospectus. Therefore, we reissue the comment. In this section, add the transactions regarding the securities issued by the company to the related parties, as noted elsewhere in your filing. For each related party transaction, disclose the name of the related person and the basis on which the person is a related person, the amount involved and the material terms of the transaction. For example, disclose how your affiliates, including your officers, directors and major shareholders, are related to SKK Works Pte Ltd., quantify the amounts involved with the SKK Works Pte Ltd transactions, and describe the material terms of these transactions.

<u>Note 3 - Disaggregation of Revenue, page F-40</u>

2.      We note your response to prior comment 3 and your disclosure stating the revenue from maintenance works and services and others is recognized at a point in time. We further note on page 69 that these services include but are not limited to general maintenance services and rental of machinery and equipment; and we note from your disclosure on page F-35 that you recognize catering revenue at a point in time. Please address the following:

- Clarify the services you provide that are recognized at a point in time;
- Tell us the duration of the services;
- Tell us how you considered the guidance of ASC 606-10-25-27 through 29 in concluding that revenues should be recognized at a point in time; and
- Revise your disclosure <u>throughout the filing</u> to provide more robust disclosure on the nature of the services.

      Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    David L. Ficksman